UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 000-52804
NOTIFICATION OF LATE FILING	CUSIP NUMBER 69326Q 104

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PC Universe, Inc
Full Name of Registrant.

Former Name if Applicable

9605 Parkview Ave
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33428
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

✓	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PC Universe, Inc. (the “Company”) is unable to file its Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) on or prior to May 15, 2009.  The Company is unable to meet the Form 10-Q filing deadline because the Company did not commence the review of the fiscal quarter end until the second week of May 2009 due to limited financial resources.  The Company will use its best efforts to file the Form 10-Q on or prior to the end of the five-day extension period on May 20, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas M. Livia	(561)	504-9746
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates it will disclose in the report on Form 10-Q for the period ended March 31, 2009 a substantial decrease in sales from the prior comparable period ended March 31, 2008.  Quantitative estimates of results cannot be made at this time due to the ongoing review.  The Company experienced decreased sales due to the reduction in its available borrowings under its IBM Credit, LLC financing agreement as the Company was unable to purchase new inventories at the same rate following the reduction in the line of credit.  Because of the Company’s inability to continue funding purchases of inventory following the reduction of the IBM Credit, LLC credit line, its shipments of inventory were reduced dramatically from the Company’s previous level of inventory shipments at the time the Company had available sufficient borrowings under the financing agreement’s original terms. The financing agreement terminated on October 15, 2008.  Since the termination of the financing agreement, the Company has had only nominal operations.  On December 19, 2008, the Company entered into an asset purchase agreement with eMedia Management LLC, a Delaware limited liability company, whereby eMedia agreed to purchase and the Company agreed to sell substantially all of its assets comprising the web business of the Company including the Company’s customized web stores for customers through Internet portals at www.pcuniverse.com and www.patriotpc.us.  On April 30, 2009, the Company sold substantially all of the assets comprising the web business to eMedia Management LLC.

PC Universe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2009	By:	/s/ Thomas M. Livia
Thomas M. Livia President & Co- Chief Executive Officer